News release

Zi Corporation's eZiText® Chosen as Text Messaging Standard for Legend's New Lenovo Smart Phone Products

Legend Adopts eZiText for Microsoft Windows Mobile - Pocket PC Platform

CALGARY, AB, November 3, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that its eZiText® predictive text technology has been chosen by two subsidiaries of Legend Group Limited (HKSE: stock code 992) as the text messaging standard for its advanced smart phone product line under the new Lenovo brand. Legend, the largest information technology company in the People's Republic of China, plans to launch the first Lenovo smart phone within this quarter with two more models expected to enter the market in 2004.

Legend, known in the Chinese market for innovation and pioneering technology in mobile handset products, selected eZiText for inclusion in its new smart phone products because it offers users a quick, easy and personalized text input experience and because Zi provides a high level of local support and service.

The operating system for the Lenovo line of smart phones is the Microsoft Windows Mobile - Pocket PC platform and the new smart phone will offer a wide variety of functionality along with eZiText, including a large color screen, handwriting recognition, an easy connection to external camera and multiple sending of multimedia messaging service (MMS). Legend has initially embedded the first smart phone model with simplified Chinese for all the applications on the phone available for use in the "flip closed" mode.

Gary Mendel, Zi Corporation's Vice President, Sales and Marketing, said the agreement underscores the relationship Zi enjoys with the Chinese leader in information products and mobile handsets. Zi established a relationship with Legend more than three years ago with the licensing of eZiText for use in Legend's set-top boxes for interactive televisions. This relationship was expanded at the end of last year with the selection and integration of eZiText in Legend's mobile handsets.

"The fact that Legend chose eZiText for the international rollout of their new smart phone products validates the superiority of our technology," Mendel said. "We are very pleased to be working alongside a company known throughout China for its pioneering products, and a company poised to become a major player in the worldwide smart phone market."

About Legend Group Ltd.

Established in 1984, Legend Group Ltd. is the largest diversified IT company in China. Recently, Legend announced the change of its logo to Lenovo. The new brand Lenovo, which means innovation and creation, is part of a new initiative to raise the company's profile for all their products in the international market For more information, please visit the web site at www.lenovo.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc.	Zi Corporation	Allen & Caron Inc.
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com